

HAECO





INTERIM REPORT 2003



Hong Kong Aircraft Engineering Company Limited





















Swire Group

HIGHLIGHTS

	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
(in HK$ Million)			
Turnover	**986**	1,028	2,078
Share of after tax results of material jointly controlled companies:			
– Hong Kong Aero Engine Services Limited	**80**	47	141
– Taikoo (Xiamen) Aircraft Engineering Company Limited	**46**	29	71
Profit attributable to shareholders	**190**	240	465
Dividends	**47**	47	539
Shareholders' equity	**2,875**	2,997	3,177
(number of shares in '000)			
Average number of shares in issue	**166,325**	166,335	166,330
(in HK$)			
Earnings per share	**1.14**	1.44	2.80
Dividends per share	**0.28**	0.28	0.74
Special dividend per share	–	–	2.50
Shareholders' equity per share	**17.29**	18.02	19.10

Contents

Website: http://www.haeco.com

This interim report is printed on recycled paper Design: Format Limited www.format.com.hk

Results

The Group's profit attributable to shareholders for the first half of 2003 was HK$190 million, a 21% drop compared with the profit of HK$240 million earned during the same period in 2002. The profit for the comparative period included an amount of HK$52 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting in full amounts due from customers and stock obsolescence. The corresponding figure in the first half of 2003 was a charge of HK$8 million.

The contribution after tax from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) during the period was HK$46 million (2002: HK$29 million) and from Hong Kong Aero Engine Services Limited (HAESL) was HK$80 million (2002: HK$47 million).

Your directors have today declared an interim dividend of HK¢28 per share, the same as last year, payable on 22nd September 2003 to shareholders registered at the close of business on 11th September 2003. This will cost HK$47 million. The share register will be closed from 8th September 2003 to 11th September 2003, both dates inclusive.

Review of operations

The Company, either directly or through its jointly-controlled company in Xiamen, TAECO, has comprehensive maintenance contracts covering the fleets of Boeing and Airbus aircraft operated by the Hong Kong based airlines, Cathay Pacific Airways, Dragonair and Air Hong Kong. These contracts cover the provision of line maintenance and hangar-based maintenance as well as the overhaul of certain components. In addition, through its Hong Kong based joint venture with Rolls-Royce plc, HAESL, it provides aero engine maintenance.

Line maintenance activity in the first three months of the period improved by 10% compared with the same period in 2002. However, since the outbreak of SARS in Hong Kong, the number of arisings per day has been up to 58% below that scheduled. While some improvement has been seen towards the end of the second quarter, the number of arisings in June was still about 47% below that scheduled. The average number of aircraft handled daily between January and June last year was 191 and this average number fell to 164 this year, a 14% decrease. The provision of technical and non-technical line maintenance services at Hong Kong International Airport continues to be extremely price sensitive.

The airframe maintenance and modification facilities operated by the Company in Hong Kong continued to be heavily utilised during the period, although the number of base customer aircraft grounded and the cancellation by third party customers of flights to Hong Kong, have resulted in the deferral of some work. Man-hours sold in the period were 0.73 million, a 4% increase compared with the corresponding period in 2002; 1.38 million man-hours were sold during last year.

TAECO's third hangar was opened on 24th March 2003, and usage of the three hangars has been good. TAECO's higher result for the period reflected higher revenue, partly from the additional capacity. Line maintenance operations in Xiamen, Shanghai and Beijing continue to run smoothly. While these services were initially set up primarily for Dragonair, there are now a number of other customers in Shanghai.

HAESL reported higher profits in the first half of 2003 compared to 2002, a reflection of a 13% increase in the number of engines put through its facilities; 90 engines arising in this period compared to 80 last year. While Cathay Pacific is still the principal customer, about 60% of the business in the last year has been from other regional carriers and Rolls-Royce.

Financial review

Turnover decreased 4% during the period, primarily reflecting the drop in the number of aircraft movements through Hong Kong International Airport as a result of the SARS outbreak in the region.

Operating profit before net finance income and changes in doubtful debt and stock obsolescence provisions dropped from HK$125 million to HK$78 million, reflecting the downturn in line maintenance, lower margins on heavy maintenance work in the hangar due to the mix of aircraft and, partly as a consequence of these two points, less component overhaul and repair, which has also seen some margin erosion due to pressure on pricing from the Original Equipment Manufacturers.

The contribution before tax from jointly controlled companies, mainly TAECO and HAESL, increased by 67% from HK$99 million to HK$165 million.

Cash, cash equivalents and short term deposits at 30th June 2003 were HK$126 million, compared to HK$547 million at 31st December 2002. The decrease in the period primarily reflects the payment of a special dividend that amounted to HK$416 million.

Outlook

The annual report indicated that expected growth in line maintenance reflecting increased aircraft movements at Hong Kong International Airport, combined with good utilisation of the heavy maintenance facilities would offset an anticipated drop in contribution from the jointly controlled companies. In the event, the jointly controlled companies have produced better results than expected and this has helped to compensate for the drop in line maintenance activity and heavy maintenance margins.

However, the outlook for the second half of the year is uncertain. Whilst activity at Hong Kong International Airport has picked up, the number of flights through the airport is still well below that of last year, and indications from our customers are that this situation will continue until the end of the third quarter. As a result of this downturn, some heavy maintenance work on aircraft owned by the Hong Kong based customers, which usually account for about 40% of work in the hangar, will be deferred and this will result in lower utilisation of the heavy maintenance facilities unless the capacity can be sold to third party customers. Component and avionic overhaul revenue would also fall as fewer components would be removed. Although TAECO should continue to benefit from its additional capacity, it will also start to suffer from customers deferring work into next year, as will HAESL, which will also face increasing competition.

Consequently, it is unlikely that the result for the second half of the year will be able to match that of the first half.

David Turnbull
Chairman
Hong Kong, 5th August 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2003 – unaudited

	Note	Six months ended 30th June		Year ended 31st December
		2003 HK$M	2002 HK$M	2002 HK$M
Turnover	2	**986**	1,028	2,078
Operating expenses:				
Staff remuneration		**(518)**	(502)	(1,040)
Cost of direct material/job expenses		**(270)**	(149)	(367)
Depreciation		**(64)**	(50)	(126)
Operating lease rentals – land & buildings		**(26)**	(28)	(55)
Auditors' remuneration		**–**	–	(1)
Changes in work in progress		**40**	(56)	(50)
Other operating expenses		**(70)**	(118)	(236)
Movements in doubtful debt and stock obsolescence provisions		**(8)**	52	70
Operating profit	2	**70**	177	273
Net finance income	3	**–**	3	3
Net operating profit		**70**	180	276
Share of results of jointly controlled companies	7	**165**	99	262
Profit before taxation		**235**	279	538
Taxation	4	**(45)**	(39)	(73)
Profit after taxation		**190**	240	465
Minority interest		**–**	–	–
Profit attributable to shareholders		**190**	240	465
Dividends – paid/proposed				
Interim		**47**	47	47
Final		**–**	–	76
Special		**–**	–	416
		47	47	539
		HK$	HK$	HK$
Earnings per share	5	**1.14**	1.44	2.80

	2003	2002			
	Interim HK$	Interim HK$	Final HK$	Special HK$	Total HK$
Dividends per share	**0.28**	0.28	0.46	2.50	3.24

CONSOLIDATED BALANCE SHEET

At 30th June 2003 – unaudited

	Note	30th June 2003 HK$M	31st December 2002 HK$M
Fixed assets	6	**1,561**	1,597
Investment in jointly controlled companies	7	**1,119**	1,070
Deferred items			
Staff loans		**5**	5
Promissory note		**2**	2
Retirement benefit asset	8	**144**	156
Deferred taxation		**(135)**	(118)
		16	45
Current assets			
Stocks of aircraft parts		**49**	68
Work in progress		**109**	69
Debtors and prepayments	9	**231**	273
Amounts due from jointly controlled companies		**19**	11
Deposits maturing after three months		**12**	72
Short term deposits and bank balances		**114**	475
		534	968
Current liabilities			
Creditors and accruals	9	**240**	385
Term loan due within one year	11	**4**	3
Amount due to jointly controlled companies		**5**	6
		249	394
Net current assets		**285**	574
		2,981	3,286
Financed by:			
Share capital	10	**166**	166
Reserves		**2,709**	3,011
Shareholders' equity		**2,875**	3,177
Minority interest		**5**	5
Long term loan	11	**101**	104
		2,981	3,286

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2003 – unaudited

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Cash flows from operating activities			
Cash generated from operations	**14**	140	400
Interest paid	**(4)**	(4)	(9)
Interest received	**5**	4	49
Net cash inflow from operating activities	**15**	140	440
Cash flows from investing activities			
Purchase of fixed assets	**(29)**	(15)	(87)
Sale of fixed assets	**1**	–	–
Investment in jointly controlled companies	**–**	(1)	(1)
Loans repaid by/(advanced to) jointly controlled companies	**79**	(15)	(20)
Dividends received from jointly controlled companies	**7**	11	40
Net decrease in staff loans	**–**	169	171
Net decrease/(increase) in short-term deposits maturing after three months	**60**	–	(60)
Net cash inflow from investing activities	**118**	149	43
Cash flows from financing			
Repayment of term loan	**(2)**	(2)	(3)
Purchase of Company's shares	**–**	(1)	(1)
Dividends paid to shareholders – final and special	**(492)**	(70)	(117)
Net cash outflow from financing	**(494)**	(73)	(121)
(Decrease)/increase in cash and cash equivalents	**(361)**	216	362
Cash and cash equivalents at beginning of the period	**475**	113	113
Cash and cash equivalents at end of the period	**114**	329	475

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th June 2003 – unaudited



	Share capital HK$M	Revenue reserve HK$M	Capital redemption reserve HK$M	Total HK$M
Total equity at 1st January	166	2,992	19	3,177
Profit attributable to shareholders	–	190	–	190
Dividends paid – 2002 final	–	(76)	–	(76)
Dividends paid – 2002 special	–	(416)	–	(416)
Total equity at 30th June	166	2,690	19	2,875

NOTES TO THE ACCOUNTS

1. *Basis of preparation*

The interim financial statements have been prepared in accordance with the accounting principles generally accepted in Hong Kong and comply with Statement of Standard Accounting Practice (SSAP) No. 25 issued by the Hong Kong Society of Accountants (HKSA) and the disclosure requirements set out in Appendix 16 of the Listing Rules ofThe Stock Exchange of Hong Kong Limited.There have been no change to the principal accounting policies set out in the Group's 2002 Annual Report, except for the revised accounting standard on income taxes, SSAP 12 issued by the HKSA as described below.

SSAP 12 "IncomeTaxes" is effective for accounting periods commencing on or after 1st January 2003. Under SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.The impact of SSAP 12 on the Group's result is minimal as a similar method was used in the computation of deferred taxation in past years.

2. *Segmental information*

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas. Financial summaries of the jointly controlled companies are provided under note 7.

3. *Net finance income*

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Finance income	**4**	7	12
Interest on long term loan not wholly repayable within five years	**(4)**	(4)	(9)
	–	3	3

4. Taxation

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
The Company and its subsidiary company:			
Deferred taxation			
Origination of temporary differences	**6**	24	38
Effect of changes in tax rate	**11**	–	–
	17	24	38
Share of taxation attributable to jointly controlled companies:			
Hong Kong taxation	**23**	12	31
Overseas taxation	**5**	3	4
	45	39	73

No provision for Hong Kong profits tax has been made for the period as the Company's assessable profit is wholly absorbed by the tax losses brought forward. Hong Kong profits tax including deferred taxation is calculated at 17.5% (2002 : 16%). Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

5. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders for the period ended 30th June 2003 of HK$190 million (period ended 30th June 2002 : HK$240 million) and to the weighted average 166,324,850 (period ended 30th June 2002 : 166,334,707) ordinary shares in issue during the period.

6. Fixed assets

	Property, plant and equipment
	Six months ended 30th June 2003 HK$M
Opening net book value	**1,597**
Additions and transfers	**29**
Disposals	**(1)**
Depreciation	**(64)**
Closing net book value	**1,561**

7. Jointly controlled companies

The financial results of the jointly controlled companies for the period ended 30th June 2003 are as follows:

	HAESL (Operating in Hong Kong)		TAECO (Operating in Mainland China)		Others		Total	
	Six months ended 30th June		Six months ended 30th June		Six months ended 30th June		Six months ended 30th June	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
Turnover	**2,008**	1,630	**348**	251	**147**	128	**2,503**	2,009
Operating profit	**231**	150	**107**	71	**33**	27	**371**	248
Net finance (charges)/income	**(5)**	(12)	**–**	1	**(1)**	(1)	**(6)**	(12)
Share of results of associates	**(1)**	(11)	**(3)**	(7)	**–**	–	**(4)**	(18)
Profit before taxation	**225**	127	**104**	65	**32**	26	**361**	218
Taxation	**(47)**	(23)	**(11)**	(5)	**(3)**	(3)	**(61)**	(31)
Profit attributable to shareholders	**178**	104	**93**	60	**29**	23	**300**	187
Dividends	**–**	–	**–**	(39)	**(14)**	(22)	**(14)**	(61)
Surplus retained for the period	**178**	104	**93**	21	**15**	1	**286**	126
Funds employed:								
Long-term assets	**800**	764	**844**	789	**155**	125	**1,799**	1,678
Current assets	**1,083**	1,265	**260**	164	**159**	166	**1,502**	1,595
	1,883	2,029	**1,104**	953	**314**	291	**3,301**	3,273
Less: current liabilities	**(533)**	(649)	**(88)**	(112)	**(144)**	(178)	**(765)**	(939)
	1,350	1,380	**1,016**	841	**170**	113	**2,536**	2,334
Financed by:								
Shareholders' equity and loans	**1,284**	1,093	**1,002**	826	**155**	89	**2,441**	2,008
Long-term liabilities	**66**	287	**14**	15	**15**	24	**95**	326
	1,350	1,380	**1,016**	841	**170**	113	**2,536**	2,334
Group's weighted average % shareholding in the period	**45.0%**	45.0%	**49.6%**	49.6%				
Group's attributable pre-tax profits	**101**	57	**51**	32	**13**	10	**165**	99
Less: share of taxation thereon	**(21)**	(10)	**(5)**	(3)	**(2)**	(2)	**(28)**	(15)
Group's share of profit attributable to shareholders	**80**	47	**46**	29	**11**	8	**137**	84
Group's share of funds employed at 30th June	**578**	492	**493**	406	**48**	34	**1,119**	932

8. Retirement benefit asset

Movement in the asset recognised in the balance sheet:

	Group and Company		
	Six months ended 30th June 2003		
	Local Scheme HK$M	Expatriate Scheme HK$M	Total HK$M
At 1st January	117	39	156
Total expense charged	(45)	(2)	(47)
Contributions paid	35	–	35
At 30th June	107	37	144

9. Debtors and creditors – credit risks and ageing analysis

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2003, 94% of debtors (97% as at 31st December 2002) and 95% of creditors (99% as at 31st December 2002) were aged under six months.

10. Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or any of its subsidiary companies. As at 30th June 2003, 166,324,850 shares were in issue (31st December 2002: 166,324,850 shares).

11. Long-term loan

	30th June 2003 HK$M	31st December 2002 HK$M
Repayable within one year	**4**	3
Repayable between one and two years	**4**	4
Repayable between two and five years	**14**	14
Repayable after five years	**83**	86
	105	107
Amount due within one year included under current liabilities	**(4)**	(3)
	101	104

	HK$M
At 31st December 2002	**107**
Repayment during the period	**(2)**
At 30th June 2003	**105**

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft parts. The terms of the loan are as disclosed in the 2002 Annual Report of the Company. During the period, the interest incurred was HK$4 million (2002 : HK$4 million).

12. Related party transactions

In addition to those disclosed elsewhere in the interim report, material transactions between the Group and related parties which were conducted on normal commercial terms in the ordinary and usual course of business are listed below:

		Jointly Controlled Companies		Other Related Parties		Total	
		Six months ended 30th June		Six months ended 30th June		Six months ended 30th June	
	Note	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M	**2003 HK$M**	2002 HK$M
Revenue from the provision of services	*(a)*	**127**	91	**495**	509	**622**	600
Purchase of services	*(b)*	**–**	1	**31**	19	**31**	20

(a) Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of 150 people on average in TAECO and management services.

Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways, Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways Limited.

(b) Purchases of services from jointly controlled companies comprised mainly overhaul charges for work carried out on aircraft components by HAESL.

Purchases of services from other related parties comprised spares purchased from Cathay Pacific Airways Limited, a services fee payable to John Swire & Sons Limited Group of HK$2 million (period ended 30th June 2002 : HK$5 million) and reimbursement, at cost, of expenses incurred of HK$8 million (period ended 30th June 2002 : HK$6 million). In 2003, the Company has placed its property insurance through a captive insurance company, wholly owned by Swire Pacific Limited, for the period 1st April 2003 to 31st March 2004. The premium payable was HK$1 million for the period ended 30th June 2003.

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Results for the six months ended 30th June 2003 – unaudited

The results have been reviewed by the Audit Committee of the Company established in compliance with the Code of Best Practice set out in the Listing Rules ofThe Stock Exchange of Hong Kong Limited ("the Listing Rules").

Interim Dividend

An interim dividend of HK¢28 (2002: HK¢28) per share has today been declared and will be paid on 22nd September 2003 to shareholders registered at the close of business on 11th September 2003.The share register will be closed from 8th September 2003 to 11th September 2003, both dates inclusive.

Share Capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company.

Corporate Governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules.

Disclosure of Interests

Directors' Interests

At 30th June 2003, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

	Personal	Other	Total	Percentage of Issued Capital (%)
The Hon Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886	2.27
Dinty Dickson Leach	112,000	–	112,000	0.07

** The Hon Michael Kadoorie is a beneficiary of discretionary trusts which hold these shares.*

Other than as stated above, no Directors or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Disclosure of Interests (continued)

Substantial Shareholders' Interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2003 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders (as defined in the Listing Rules), all being beneficial interests:

	Number of Shares	Percentage of Issued Capital (%)	Remarks
John Swire & Sons Limited	99,649,103	59.91	
Swire Pacific Limited	99,649,103	59.91)	Duplication of John Swire & Sons Limited's holding (see Note)
Cathay Pacific Airways Limited	45,649,686	27.45)	

Note: At 30th June 2003, the John Swire & Sons Limited Group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.37% of the issued share capital and 52.82% of the voting rights; Swire Pacific Limited in turn controlled 46.19% of Cathay Pacific Airways Limited.

Other Interests

In addition, at 30th June 2003 the register of interests in shares and short positions maintained under Section 336 of the SFO shows the following interest in the shares of the Company held in the capacity of investment manager:

	Number of Shares	Percentage of Issued Capital (%)
Marathon Asset Management Limited	14,985,730	9.01

CORPORATE INFORMATION

Registered Office

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Auditors

PricewaterhouseCoopers

Depositary

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY10286
U.S.A.

(Toll free) 1-888-BNY-ADRs
Fax : (212) 571-3050
E-mail : ADR@bankofny.com
Website : http://www.adrbny.com

Principal Banker

The Hongkong and Shanghai Banking Corporation Limited

Registrars

Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

Website : http://www.computershare.com

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

Manager
Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Tel : (852) 2840-8098
Fax : (852) 2526-9365
Website : http://www.haeco.com



港機工程



二零零三年
中期報告



香港飛機工程有限公司







TAECO

















太古集團

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年	二零零二年	二零零二年
(港幣百萬元)			
營業總額	**986**	1,028	2,078
應佔主要共控公司除税後業績：			
— 香港航空發動機維修服務有限公司	**80**	47	141
— 廈門太古飛機工程有限公司	**46**	29	71
股東應佔溢利	**190**	240	465
股息	**47**	47	539
股東股權	**2,875**	2,997	3,177
(股份數目以千股計)			
平均已發行股份數目	**166,325**	166,335	166,330
(港元)			
每股盈利	**1.14**	1.44	2.80
每股股息	**0.28**	0.28	0.74
每股特別股息	**–**	–	2.50
每股股東股權	**17.29**	18.02	19.10

目錄

網址：http://www.haeco.com

設計：Format Limited www.format.com.hk

本中期報告採用再造紙印刷

業績

本集團於二零零三年上半年之股東應佔溢利為港幣一億九千萬元，與二零零二年同期所得之溢利港幣二億四千萬元相比下降百分之二十一。去年同期溢利包括將過去數個財政期內為或未能悉數收賬之應收客戶款項及存貨報廢之準備港幣五千二百萬元回撥。二零零三年上半年之相應數字為撥備支出港幣八百萬元。

本期內來自廈門太古飛機工程有限公司（廈門太古飛機工程公司）之除稅後盈利貢獻為港幣四千六百萬元（二零零二年為港幣二千九百萬元），來自香港航空發動機維修服務有限公司（香港航空發動機維修服務公司）之除稅後盈利貢獻則為港幣八千萬元（二零零二年為港幣四千七百萬元）。

董事局業於本日宣佈派發中期股息每股港幣二十八仙，與去年相同，並定於二零零三年九月二十二日派發予於二零零三年九月十一日辦公時間結束時已名列股東名冊內之股東。股息總額將為港幣四千七百萬元。股票過戶手續將於二零零三年九月八日至二零零三年九月十一日（包括首尾兩天）暫停辦理。

業務回顧

本公司直接或透過在廈門之共控公司廈門太古飛機工程公司獲得以香港為基地之國泰航空公司、港龍航空公司及華民航空公司營運之波音及空中巴士機隊之全面維修合約。此等合約包括提供外勤維修與機庫維修，以及若干部件之大修服務。此外，本公司透過與勞斯萊斯公司在香港合資成立之香港航空發動機維修服務公司，提供航空發動機維修服務。

本期首三個月之外勤維修工程量較二零零二年同期增加百分之十。然而，自香港爆發非典型肺炎疫潮以來，每日之工程量曾較預定計劃減少最高達百分之五十八。儘管第二季接近季末時有所改善，但六月份之工程量仍較預定計劃減少約百分之四十七。去年一月至六月期間，平均每日處理飛機數目為一百九十一架，而本年之平均數目則減少至一百六十四架，減幅為百分之十四。在香港國際機場提供技術性及非技術性外勤維修服務，其價格仍極易受市場波動影響。

雖然主要客戶有多架飛機停飛及第三方客戶取消來港之航班而令部份工程需要延期進行，但本公司在港之飛機機架維修及改裝工程設施，在期內仍保持高使用量。本期售出之工時為七十三萬小時，與二零零二年同期比較增加百分之四；去年全年售出之工時為一百三十八萬小時。

廈門太古飛機工程公司第三個機庫於二零零三年三月二十四日啟用，三個機庫之使用量均良好。廈門太古飛機工程公司本期錄得較高之業績，反映其收益增加，部分乃由新增機庫設施所帶來。廈門、上海及北京之外勤維修工程繼續運作順利。儘管此等工程服務最初主要為港龍航空而設，但現時上海已有多家其他客戶。

香港航空發動機維修服務公司於二零零三年上半年錄得之溢利較二零零二年為高，反映其設施所處理之發動機數目增加百分之十三。本期內處理之發動機為九十台，去年則為八十台。儘管國泰航空公司仍為其主要客戶，但去年約六成之業務乃來自其他地區航空公司及勞斯萊斯公司。

財務回顧

營業總額在本期內下降百分之四，主要反映區內爆發非典型肺炎疫潮導致進出香港國際機場之航班數目下降。

除去財務收入淨額以及呆賬與存貨報廢準備變動之營業溢利，由港幣一億二千五百萬元下降至港幣七千八百萬元，反映外勤維修業務減少、機種混合導致機庫大規模維修工程之邊際利潤降低，以及部件大修及修理工程量部分因上述兩項因素而減少，而部件大修及修理工程亦因原件設備製造商壓價而令邊際利潤受損。

主要來自廈門太古飛機工程公司及香港航空發動機維修服務公司之共控公司除稅前業績貢獻由港幣九千九百萬元增加至港幣一億六千五百萬元，增幅為百分之六十七。

二零零三年六月三十日結算之現金、現金等價物及短期存款為港幣一億二千六百萬元，而二零零二年十二月三十一日結算則為港幣五億四千七百萬元。本期之數字下降，主要乃派發特別股息總額達港幣四億一千六百萬元所致。

展望未來

二零零二年報告書指出，外勤維修工程量預期會反映香港國際機場之航機升降量增加而增長，加上大規模維修設施之使用率良好，將可抵銷共控公司預期下降之業績貢獻。結果共控公司卻錄得比預期為佳之業績，有助抵銷外勤維修工程量減少及大規模維修邊際利潤下降。

然而，本年下半年之業績展望並不明朗。儘管香港國際機場之航機升降量已有所回升，但進出機場之航班數目仍然遠較去年為少，而本公司之客戶均指出此情況將持續至第三季季末。此逆轉導致部分為香港基地客戶航機進行之大規模維修工程將會延期進行，而此等工程一般約佔機庫工程量四成。除非大規模維修設施之服務可售予第三方客戶，否則將導致此等設施之使用量下降。需要拆除之部件隨而減少，因此部件及航電大修之收益亦將下降。儘管廈門太古飛機工程公司應可繼續因新增機庫設施而受惠，但由於客戶將部份工程推遲至明年，因此該公司亦將開始受到影響；香港航空發動機維修服務公司亦然，而該公司面對之競爭亦將日趨激烈。

因此，預計本年下半年之業績應未如上半年。

主席

唐寶麟

香港，二零零三年八月五日



	附註	截至六月三十日止六個月 **二零零三年** **港幣百萬元**	截至六月三十日止六個月 二零零二年 港幣百萬元	截至十二月三十一日止年度 二零零二年 港幣百萬元
營業總額	2	**986**	1,028	2,078
營業開支：				
職員薪酬		**(518)**	(502)	(1,040)
直接材料費用／工作開支		**(270)**	(149)	(367)
折舊		**(64)**	(50)	(126)
營業租賃租金 — 土地及樓宇		**(26)**	(28)	(55)
核數師酬金		**–**	–	(1)
未完工程變動		**40**	(56)	(50)
其他營業開支		**(70)**	(118)	(236)
呆賬及存貨報廢準備變動		**(8)**	52	70
營業溢利	2	**70**	177	273
財務收入淨額	3	**–**	3	3
營業淨溢利		**70**	180	276
應佔共控公司業績	7	**165**	99	262
除稅前溢利		**235**	279	538
稅項	4	**(45)**	(39)	(73)
除稅後溢利		**190**	240	465
少數股東權益		**–**	–	–
股東應佔溢利		**190**	240	465
股息 — 已付／擬派				
中期		**47**	47	47
末期		**–**	–	76
特別		**–**	–	416
		47	47	539
		港元	港元	港元
每股盈利	5	**1.14**	1.44	2.80

	二零零三年 **中期** **港元**	二零零二年 中期 港元	二零零二年 末期 港元	二零零二年 特別 港元	二零零二年 合共 港元
每股股息	**0.28**	0.28	0.46	2.50	3.24

綜合資產負債表

二零零三年六月三十日結算 — 未經審核

	附註	二零零三年 六月三十日 港幣百萬元	二零零二年 十二月三十一日 港幣百萬元
固定資產	6	**1,561**	1,597
在共控公司之投資	7	**1,119**	1,070
遞延項目			
職員借款		**5**	5
期票		**2**	2
退休金資產	8	**144**	156
遞延税項		**(135)**	(118)
		16	45
流動資產			
飛機零件存貨		**49**	68
未完工程		**109**	69
應收及預付賬項	9	**231**	273
應收共控公司款項		**19**	11
逾三個月定期存款		**12**	72
短期存款及銀行結存		**114**	475
		534	968
流動負債			
應付及應計賬項	9	**240**	385
一年內期滿之長期借款	11	**4**	3
應付共控公司款項		**5**	6
		249	394
流動資產淨值		**285**	574
		2,981	3,286
資本來源：			
股本	10	**166**	166
儲備		**2,709**	3,011
股東股權		**2,875**	3,177
少數股東權益		**5**	5
長期借款	11	**101**	104
		2,981	3,286

綜合現金流量表

截至二零零三年六月三十日止六個月 — 未經審核

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
營業現金流量			
營業產生之現金	**14**	140	400
已付利息	**(4)**	(4)	(9)
已收利息	**5**	4	49
營業現金流入淨額	**15**	140	440
投資業務之現金流量			
購買固定資產	**(29)**	(15)	(87)
出售固定資產	**1**	–	–
在共控公司之投資	**–**	(1)	(1)
共控公司償還借款／(予共控公司借款)	**79**	(15)	(20)
已收共控公司之股息	**7**	11	40
職員借款減少淨額	**–**	169	171
逾三個月定期之短期存款減少／(增加)淨額	**60**	–	(60)
投資業務之現金流入淨額	**118**	149	43
融資之現金流量			
償還長期借款	**(2)**	(2)	(3)
購回本公司股份	**–**	(1)	(1)
已付予股東之股息 — 末期及特別	**(492)**	(70)	(117)
融資之現金流出淨額	**(494)**	(73)	(121)
現金及現金等價物(減少)／增加	**(361)**	216	362
期初結算之現金及現金等價物	**475**	113	113
期終結算之現金及現金等價物	**114**	329	475

	股本 港幣百萬元	收益儲備 港幣百萬元	資本贖回 儲備 港幣百萬元	總計 港幣百萬元
一月一日結算之股權總計	166	2,992	19	3,177
股東應佔溢利	–	190	–	190
已付股息 — 二零零二年末期	–	(76)	–	(76)
已付股息 — 二零零二年特別	–	(416)	–	(416)
六月三十日結算之股權總計	166	2,690	19	2,875

賬目附註

1. 編製原則

此等中期財務報表乃按照香港公認之會計政策編製，並符合香港會計師公會頒佈之會計實務準則第二十五號及刊載於香港聯合交易所有限公司上市規則附件十六之披露要求。除以下敘述由香港會計師公會修訂有關收益稅之會計實務準則第十二號外，刊載於本集團二零零二年報告書內之主要會計政策並無改變。

會計實務準則第十二號「收益稅」於二零零三年一月一日或以後開始之會計期生效。根據會計實務準則第十二號，遞延稅項乃採用負債法就資產及負債之評稅基準與其在財務報表中之帳面值引起之暫時差異作出全數準備。由於歷年均採用類似之方法計算遞延稅項，因此會計實務準則第十二號對本集團業績之影響甚微。

2. 分項資料

本公司於香港從事商用飛機維修、改裝及修理業務，因此並無報告進一步之業務分項資料。

本集團之共控公司全皆從事與本公司相同之業務，於香港及海外營運。共控公司之財務摘要於附註7列述。

3. 財務收入淨額

	截至六月三十日止 六個月		截至十二月 三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
財務收入	**4**	7	12
毋須於五年內全部清還之長期借款利息	**(4)**	(4)	(9)
	–	3	3

4. 稅項

	截至六月三十日止六個月		截至十二月三十一日止年度
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	二零零二年 港幣百萬元
本公司及其附屬公司：			
遞延稅項			
暫時差異產生	**6**	24	38
稅率變動之影響	**11**	–	–
	17	24	38
應佔共控公司稅項：			
香港稅項	**23**	12	31
海外稅項	**5**	3	4
	45	39	73

本期並無為香港利得稅作出準備，因本公司之應課稅溢利已全部為前期稅項虧損所吸收。香港利得稅包括遞延稅項乃按稅率百分之十七點五計算（二零零二年為百分之十六）。海外稅項乃按各司法管轄區所採用之稅率計算。

5. 每股盈利

每股盈利乃根據截至二零零三年六月三十日止期間之股東應佔溢利港幣一億九千萬元（二零零二年六月三十日止期間為港幣二億四千萬元）及於該期間內已發行之加權平均股份166,324,850股（二零零二年六月三十日止期間為166,334,707股）普通股計算。

6. 固定資產

	物業、廠房及設備
	截至二零零三年六月三十日止六個月 港幣百萬元
期初賬面淨值	**1,597**
增置及轉撥	**29**
出售	**(1)**
折舊	**(64)**
結算賬面淨值	**1,561**

7. 共控公司

截至二零零三年六月三十日止期間，共控公司之財務業績如下：

	香港航空發動機維修服務公司（於香港營運）		廈門太古飛機工程公司（於中國內地營運）		其他		總計	
	截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	二零零三年 港幣百萬元	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元
營業總額	**2,008**	1,630	**348**	251	**147**	128	**2,503**	2,009
營業溢利	**231**	150	**107**	71	**33**	27	**371**	248
財務（支出）／收入淨額	**(5)**	(12)	**–**	1	**(1)**	(1)	**(6)**	(12)
應佔聯屬公司業績	**(1)**	(11)	**(3)**	(7)	**–**	–	**(4)**	(18)
除稅前溢利	**225**	127	**104**	65	**32**	26	**361**	218
稅項	**(47)**	(23)	**(11)**	(5)	**(3)**	(3)	**(61)**	(31)
股東應佔溢利	**178**	104	**93**	60	**29**	23	**300**	187
股息	**–**	–	**–**	(39)	**(14)**	(22)	**(14)**	(61)
本期保留盈餘	**178**	104	**93**	21	**15**	1	**286**	126
資金運用：								
長期資產	**800**	764	**844**	789	**155**	125	**1,799**	1,678
流動資產	**1,083**	1,265	**260**	164	**159**	166	**1,502**	1,595
	1,883	2,029	**1,104**	953	**314**	291	**3,301**	3,273
減：流動負債	**(533)**	(649)	**(88)**	(112)	**(144)**	(178)	**(765)**	(939)
	1,350	1,380	**1,016**	841	**170**	113	**2,536**	2,334
資本來源：								
股東股權及借款	**1,284**	1,093	**1,002**	826	**155**	89	**2,441**	2,008
長期負債	**66**	287	**14**	15	**15**	24	**95**	326
	1,350	1,380	**1,016**	841	**170**	113	**2,536**	2,334
集團於本期內之加權平均權益百分率	**45.0%**	45.0%	**49.6%**	49.6%				
集團應佔除稅前溢利	**101**	57	**51**	32	**13**	10	**165**	99
減：其應佔之稅項	**(21)**	(10)	**(5)**	(3)	**(2)**	(2)	**(28)**	(15)
集團應佔股東溢利	**80**	47	**46**	29	**11**	8	**137**	84
六月三十日結算集團應佔資金運用	**578**	492	**493**	406	**48**	34	**1,119**	932

8. 退休金資產

已於資產負債表中確認之資產變動：

	集團及公司		
	截至二零零三年六月三十日止六個月		
	本地僱員計劃 港幣百萬元	海外僱員計劃 港幣百萬元	總計 港幣百萬元
一月一日結算	117	39	156
已記賬之總開支	(45)	(2)	(47)
已付供款	35	–	35
六月三十日結算	107	37	144

9. 應收及應付賬項 – 信貸風險及賬齡分析

給予客戶之信貸條件不盡相同，一般乃根據其個別之財政能力而定。對應收賬項定期進行信貸評估以減低任何與應收款項有關之信貸風險。

二零零三年六月三十日結算，百分之九十四應收賬項(二零零二年十二月三十一日結算為百分之九十七)及百分之九十五應付賬項(二零零二年十二月三十一日結算為百分之九十九)之賬齡均低於六個月。

10. 股本

在本期內，本公司或其任何附屬公司並無購回、出售或贖回本公司之股份。二零零三年六月三十日結算，已發行股份數目為166,324,850股(二零零二年十二月三十一日為166,324,850股)。

11. 長期借款

	二零零三年六月三十日 港幣百萬元	二零零二年十二月三十一日 港幣百萬元
於一年內償還	**4**	3
於一年至兩年內償還	**4**	4
於兩年至五年內償還	**14**	14
於五年後償還	**83**	86
	105	107
列入流動負債項下須於一年內償還款項	**(4)**	(3)
	101	104

	港幣百萬元
二零零二年十二月三十一日結算	**107**
於本期內償還	**(2)**
二零零三年六月三十日結算	**105**

該項借款由國泰航空有限公司之附屬公司Troon Limited提供予本公司，以興建飛機部件儲存庫。該項借款之條款誠如本公司二零零二年報告書內所披露。在本期內應付利息為港幣四百萬元(二零零二年為港幣四百萬元)。

12. 有關連人士交易

除在本中期報告內其他章節披露之該等交易外，本集團與有關連人士按照一般商業條件以及正常業務程序下進行之重大交易列載如下：

		共控公司		其他有關連人士		總計	
		截至六月三十日止六個月		截至六月三十日止六個月		截至六月三十日止六個月	
	附註	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元	**二零零三年 港幣百萬元**	二零零二年 港幣百萬元
提供服務所得之收入	*(a)*	**127**	91	**495**	509	**622**	600
購買服務	*(b)*	**–**	1	**31**	19	**31**	20

(a) 向共控公司提供服務所得之收入主要包括為香港航空發動機維修服務公司及廈門太古飛機工程公司提供之服務。為香港航空發動機維修服務公司提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯公司就成立香港航空發動機維修服務公司所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程公司提供之服務主要為在廈門太古飛機工程公司派駐一個平均約一百五十人之工作小組按商業價格收取之費用及管理服務費。

向其他有關連人士提供服務所得之收入包括向國泰航空、港龍航空及華民航空機隊收取之維修費，以及向國泰航空公司收取之後勤支援及儲存開支。

(b) 自共控公司購買服務主要包括向香港航空發動機維修服務公司支付之飛機部件大修費用。

自其他有關連人士購買之服務包括向國泰航空公司購買備件、予英國太古集團之應付服務費港幣二百萬元(二零零二年六月三十日止期間為港幣五百萬元)，以及按成本代支之費用港幣八百萬元(二零零二年六月三十日止期間為港幣六百萬元)。本公司於二零零三年向太古股份有限公司全資擁有之專屬自保保險公司投保財產保險，投保期由二零零三年四月一日至二零零四年三月三十一日。二零零三年六月三十日止期間之應付保費為港幣一百萬元。

截至二零零三年六月三十日止六個月未經審核業績

本公司按照香港聯合交易所有限公司證券上市規則(上市規則)內之最佳應用守則而成立之審核委員會已審閱本賬目。

中期股息

董事局業於本日宣佈派發中期股息每股港幣二十八仙(二零零二年為港幣二十八仙),並定於二零零三年九月二十二日派發予於二零零三年九月十一日辦公時間結束時已名列股東名冊內之股東。股票過戶手續將於二零零三年九月八日至二零零三年九月十一日(包括首尾兩天)暫停辦理。

股本

在本期間內,本公司或其任何附屬公司並無購回、出售或贖回本公司之股份。

公司管治

本公司並無任何董事知悉任何資料足以合理地指出本公司在中期報告所包括之會計期間之任何時間內,概無或曾無遵守上市規則內之最佳應用守則。

披露權益

董事權益

於二零零三年六月三十日,根據證券及期貨條例第三百五十二條須設立之名冊內所登記,以下董事在香港飛機工程有限公司之股份中持有實益:

	個人	其他	總計	已發行股本百分比 (%)
米高嘉道理(代董事)	–	3,782,886*	3,782,886	2.27
李德信	112,000	–	112,000	0.07

** 米高嘉道理是持有此等股份之全權信託之受益人。*

除上述外,本公司之董事或最高行政人員並無於本公司或其任何相聯法團之股份或相關股份及債券,實益或非實益擁有任何權益或淡倉(定義見於證券及期貨條例第XV部)。

披露權益（續）

主要股東權益

根據證券及期貨條例第三百三十六條設立之股份及淡倉權益名冊顯示，於二零零三年六月三十日，本公司已獲通知主要股東(按上市規則定義)持有本公司股份以下權益，全部均為實益：

	股份數目	已發行股本百分比 (%)	備註
英國太古集團有限公司	99,649,103	59.91	
太古股份有限公司	99,649,103	59.91)	與英國太古集團有限公司之持股量重複(見附註)
國泰航空有限公司	45,649,686	27.45)	

附註：於二零零三年六月三十日，英國太古集團直接或間接擁有之太古股份有限公司股份權益，為百分之二十九點三七已發行股本及百分之五十二點八二投票權；太古股份有限公司則持有國泰航空有限公司百分之四十六點一九控股權。

其他權益

此外，於二零零三年六月三十日，根據證券及期貨條例第三百三十六條設立之股份及淡倉權益名冊顯示，以投資經理人身份持有之本公司股份權益如下：

	股份數目	已發行股本百分比 (%)
Marathon Asset Management Limited	14,985,730	9.01

註冊辦事處

香港金鐘道八十八號
太古廣場二期三十五字樓

核數師

羅兵咸永道會計師事務所

股票托管處

The Bank of New York
ADR Division
101 Barclay Street
22nd Floor
New York, NY 10286
U.S.A.

(美國境內免費電話) 1-888-BNY-ADRs
傳真：(212) 571-3050
電郵：ADR@bankofny.com
網址：http://www.adrbny.com

主要往來銀行

香港上海滙豐銀行有限公司

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓

網址：http://www.computershare.com

查詢有關香港飛機工程有限公司之詳情，請聯絡：

香港飛機工程有限公司
公共事務經理
香港金鐘道八十八號
太古廣場二期三十五字樓

電話：(852) 2840-8098
傳真：(852) 2526-9365
網址：http://www.haeco.com